Exhibit 4.1

16 September 2015	Gustav Mahlerlaan 350 1082 ME Amsterdam

Mr. M.J.H. Klessens	Mailing address: P.O. Box 12925 (IPC: 16.A.86) 1100 AX Amsterdam The Netherlands

Dear Maarten,

On behalf of The Royal Bank of Scotland N.V. and RBS Holdings N.V., (the “Companies”), I am writing to confirm your appointment as a member of the supervisory board (the “Supervisory Board”) of the Companies (the “Appointment”). The Supervisory Boards of RBS Holdings N.V. (the “Holding Company”) and The Royal Bank of Scotland N.V. (the “Bank”) have the same composition and meet simultaneously. Since 4 April 1997 the Holding Company owns all of the Bank’s shares. The terms of the Appointment are set out below. The definition of Appointment is deemed to include any renewal of the Appointment.

Appointment

1.	The Appointment will be for a term of 4 years. The Appointment will be subject to the Companies' Articles of Association and any necessary resolution of shareholders.

2.	Notwithstanding the other provisions of this Service Agreement, the Appointment may be terminated at any time by the Companies in accordance with the Companies' Articles of Association and the relevant articles of the Dutch Civil Code or upon your resignation. Upon such termination or resignation for any reason, you shall not be entitled to any damages for loss of office and no fee will be payable to you in respect of any unexpired portion of the term of Appointment.

3.	In your role as member of the Supervisory Board of the Companies you will not be subject to any right of supervision, direction or control by the Companies as to the manner in which you perform such role but you will otherwise comply with the obligations contained in this Service Agreement, the Companies' Articles of Association, the Dutch Civil Code and the Banking Code (Netherlands Bankers’ Association). This Service Agreement does therefore not constitute an employment agreement and nothing in this agreement will make you an employee of the Companies or be so construed as having such effect. You acknowledge that you are an independent contractor to the Companies on the basis of a Service Agreement ("overeenkomst van opdracht") pursuant to clause 7:400 Dutch Civil Code and, further, this Service Agreement shall come into force as of 01 August 2015 and, unless it is renewed on or prior to the termination date, it will end on the date of termination of your position as a member of the Supervisory Board of the Companies without notice to terminate being required and without the obligation to pay any kind of damages.

The Royal Bank of Scotland N.V. Reg. No. in the Amsterdam Trade Registry 33002587 and VAT number NL003027144B01. Incorporated in The Netherlands as a public company with limited liability. The Royal Bank of Scotland N.V. is regulated by the European Central Bank, De Nederlandsche Bank and the Autoriteit Financiële Markten. The Royal Bank of Scotland N.V. is an authorised agent of The Royal Bank of Scotland plc.

Time commitment

4.	The Companies anticipates a time commitment of 10 to 15 days per year (which includes preparation time for the meeting), but you are aware that the nature of the role makes it impossible to be specific about the time commitment. In addition, you will be expected to devote appropriate preparation time ahead of each meeting. It is anticipated that the annual shareholders meeting will be held in or about April each year.

5.	By accepting the Appointment, you confirm that you are able to allocate sufficient time to perform your role.

Role

6.	As a member of the Supervisory Board you have the same general legal responsibilities to the Companies as any other member of the Supervisory Board.

7.	The Supervisory Board as a whole is collectively responsible for promoting the best interests of the Companies by directing and supervising the Companies' affairs. The Supervisory Board:

•	supervises the management carried out by the management board and the general course of affairs of the Companies and its business, and

•	assists the management board by giving advice.

Fees

8.	As from 1 August 2015 you will be paid a fee of €40.000 gross per year which will be subject to an annual review by the General meeting of shareholders. This review will take into account the anticipated time commitment for the role and may result the annual fee being revised up or down accordingly. It is inclusive of your membership of any Board committee. Furthermore the fee is inclusive of any statutory mandatory compensation. The due amount of fees will be paid after statutory withholdings.

9.	You will have no entitlement to any bonus or other benefit during the Appointment and no entitlement to participate in any share or pension scheme operated by the Companies.

Expenses

10.	The Companies will reimburse you for all reasonable and properly documented expenses you incur in performing your role. You should submit any details of expenses incurred to the Company Secretary of the Companies.

11.	During the Appointment, circumstances may arise in the furtherance of your duties as a member when it will be appropriate for you to seek advice from independent advisors at the Companies' expense. The management board will adopt a procedure under which members may obtain such independent advice. The Companies will reimburse the full cost of incurred in accordance with the policy.

Other supervisory board memberships and business interests

12.	The Companies acknowledge that you have business interests other than those of the Companies and that you have declared any conflicts that are apparent at present. In the event that you become aware of any potential conflicts of interest, these should be disclosed to the Chairman of the Board as soon as they become apparent.

13.	During the Appointment you will advise the RBS NV Company Secretary and the RBS Corporate Governance & Secretariat in RBS Group prior to accepting any other (or further) memberships of Supervisory Boards of publicly quoted companies or any major external appointments.

Confidentiality

14.	You must apply the highest standards of confidentiality and not disclose to any person or companies (whether during the course of the Appointment or at any time after its termination) any confidential information concerning the Companies and any Group Companies with which you come into contact by virtue of your position as a member of the Supervisory Board of the Companies.

15.	On termination of the Appointment you will deliver to the Companies all books, documents, papers and other property of or relating to the business of the Companies or any Group Companies which are in your possession, custody or power by virtue of your position as a member of the Supervisory Board of the Companies. The RBS NV Company Secretary is able to arrange the disposal of papers which you no longer require.

Review process

16.	The performance of individual members of the Supervisory Board and the whole Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman of the Supervisory Board of the Companies or the Chairman of the Board of RBS Group plc as soon as is appropriate.

Insurance

17.	To the extent possible, the Companies will use its reasonable endeavours to maintain appropriate liability insurance for your benefit during the Appointment. Such insurance may not cover claims in which you are directly or indirectly interested as the claimant. You will be provided with the details of this insurance.

For the purposes of this Service Agreement Group Companies shall mean the Companies and any of its subsidiaries or holding companies from time to time (and any other subsidiary of any of its holding companies), and holding company and subsidiary shall be as defined in article 2:24b Dutch Civil Code.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this Service Agreement.

Yours sincerely,	Signed on 16 September 2015

/s/ G.G. Gorter	/s/ M.J.H. Klessens
G.G. Gorter
Company Secretary	by: M.J.H. Klessens

For and on behalf of The Royal Bank of Scotland N.V.
and RBS Holdings N.V.	place: Wassenaar, the Netherlands

Enclosed:

▪	Rules Governing the Supervisory Board's Principles and Best Practices

▪	Meeting schedule 2015 / 2016

▪	Banking Code (Dutch Association of Banks)